FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-7711

02 JUL 30 AM 9:03

02042935

FOSTER'S
GROUP
Inspiring Global Enjoyment

Fosters Brewing Group

SUPPL

PRESS RELEASE

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

TOTAL PAGES: 3

Please advise Lina Cucè by fax on 61 3 9645 7226 or email: lina.cuce@fostersgroup.com if the following names/numbers are outdated.

dlw 7/30

Rule 3.8A

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market
2	Date Appendix 3C was given to ASX	9 November 2001

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	6,000,000	1,500,000
4	Total consideration paid or payable for the shares	$27,354,600	$6,858,150

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: **$4.60** date: **26/7/02** lowest price paid: **$4.50** date: **24/7/02**	highest price paid: **$4.59** lowest price paid: **$4.56** highest price allowed under rule 7.33: **$4.76**

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	**Overall 42,500,000 – however, under the current tranche announced on 23 July 2002: 1,500,000**

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: . 30 July 2002
(Director/Company secretary)

Print name: ....

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